BURLINGTON COAT FACTORY WAREHOUSE CORPORATION
1830 ROUTE 130 NORTH
BURLINGTON, NEW JERSEY 08016

May 1, 2009

VIA FEDERAL EXPRESS

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 3561
Washington, D.C. 20549

Re:           Burlington Coat Factory Warehouse Corporation
 Form 10-K for the Fiscal Year Ended May 31, 2008

Dear Mr. Owings,

Pursuant to the applicable provisions of the Securities Exchange Act of 1934 and the rules promulgated thereunder, please find below the responses to the comment letter to Thomas A. Kingsbury, dated April 2, 2009, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended May 31, 2008 (“Fiscal 2008”) of Burlington Coat Factory Investments Holdings, Inc. (“Holdings” and, together with Burlington Coat Factory Warehouse Corporation (“BCFWC”), “we”, “our” or the “Company”).

The numbered paragraphs below set forth the Staff’s comments from its letter to Mr. Kingsbury, together with our responses thereto.

Form 10-K for the Fiscal Year Ended May 31, 2008, Filed August 29, 2008

Item 1. Business, page 1

General

1.	Staff’s comment: Please disclose the year in which each of Holdings and BCFWC were organized, as well as their respective forms of organization. Refer to Item 101(a)(1) of Regulation S-K.

Response:  BCFWC was initially organized in 1972 as a New Jersey corporation.  In 1983, BCFWC was reincorporated in Delaware and currently exists as a Delaware corporation.  Holdings was organized in 2006 (and currently exists) as a Delaware corporation.  In 2006, BCFWC became a wholly-owned subsidiary of Holdings in a take private transaction.

H. Christopher Owings
United States Securities and Exchange Commission

In accordance with Item 101(a)(1) of Regulation S-K, this information will be disclosed in the description of our business in Item 1 and in Note 1 to the Company’s Consolidated Financial Statements entitled “Summary of Significant Accounting Policies” in our Annual Report on Form 10-K for the fiscal year ended May 30, 2009 (the “Fiscal 2009 10-K”).

The Stores, page 1

2.
Staff’s comment:  You state that some of your stores contain departments that are “licensed to unaffiliated parties for the sale” of certain items.  Please tell us the importance, duration and effect of any trademarks, licenses or other intellectual property held in connection with the brands associated with these unaffiliated parties.  Refer to Item 101(c)(iv) of Regulation S-K.

Response:  The arrangements referred to in the last paragraph under the caption entitled “The Stores” on page 1 of the Form 10-K grant unaffiliated third parties the right to use designated space within a Company store solely for the purpose of selling the goods of such third parties, commonly known as leased or licensed departments.  “License” is used in this context as a real estate term where the right to use a portion of the premises is granted to a third party.  The Company does not own or have rights to any trademarks, licenses or other intellectual property in connection with the brands sold by such unaffiliated third parties.

We account for sales of leased or licensed departments in accordance with SEC SAB Topic 8A and record the rental income in Other Revenues in our Consolidated Statements of Operations.   As set forth in the Form 10-K on page 1, the Company’s rental income from all of its licensed departments aggregated less than 1% of total revenues for Fiscal 2008.  Accordingly, the Company does not consider such arrangements to be material to its operations.  When we prepare our future filings, we will re-evaluate the materiality of these leased department arrangements and determine the disclosure that is warranted.  We have also disclosed the following in Note 1 to the Consolidated Financial Statements, (“Summary of Significant Accounting Policies – Other Revenue”) on page 42 of the Form 10-K:

Rental income from leased departments amounted to $7.9 million, $9.9 million, $1.4 million and $9.7 million for the fiscal years ended May 31, 2008, June 2, 2007, the period from April 13, 2006 to June 3, 2006, and the period from May 29, 2005 to April 12, 2006, respectively.

In future filings, we will clarify these arrangements, as appropriate, including disclosures noting that some stores contain departments leased to unaffiliated parties for the sale of items such as lingerie, fragrances and jewelry.  Our rental income associated with these leased departments aggregates less than 1% of our total revenues.  The Company does not own or have rights to any trademarks, licenses or other intellectual property in connection with the brands sold by such unaffiliated third parties.

H. Christopher Owings
United States Securities and Exchange Commission

Available Information

3.
Staff’s comment:  We note that you state the following: “We will make available our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports free of charge through our Internet website at www.burlingtoncoatfactory.com under the heading “Investor Relations” as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC).”  We have reviewed your website and identified links to the Company’s most recently filed Form 10-K, annual reports to shareholders and press releases (including earnings releases).  However, we were unable to locate links to any of the Company’s Forms 10-Q, Forms 8-K or prior Forms 10-K.  Please revise your disclosure to identify accurately which filings can be accessed by investors on the Company’s website.

Response:  The Company has decided not to link its website to the SEC EDGAR database and will revise its disclosure in future annual reports on Form 10-K to clarify that (i) it will provide any person, without charge, upon request, a copy of our filings on Forms 10-K, 10-Q and 8-K; and (ii) such requests should be made in writing to the attention of our Corporate Counsel at the following address: Burlington Coat Factory Warehouse Corporation, 1830 Route 130 North, Burlington, New Jersey 08016.

Item 6. Selected Financial Data, page 11

4.
Staff’s comment: We note your presentation of combined results for the 12 months ended June 3, 2006.  Please remove this presentation of combined results as we do not believe it is meaningful or appropriate to merely combine information for the predecessor and successor periods.  Please continue to separately present historical results for each required period, including the predecessor and successor periods within fiscal 2006.  If you wish to provide annual comparability between fiscal years, we would not object to the additional presentation of pro forma information for fiscal 2006, provided the information is labeled as pro forma information and includes all relevant pro forma adjustments required by Article 11 of Regulation S-X.  Your disclosure should explain how the pro forma presentation was derived and why you believe such presentation to be useful as well as any risks associated with using such a presentation.  Please revise your disclosure in future filings accordingly.  If you present combined results for fiscal 2006 elsewhere in your filing, please similarly revise your presentation in the future.

Response:  We will remove the presentation of the combined results for the 12 months ended June 3, 2006 (“Fiscal 2006”) in Item 6 and elsewhere in our filings and will continue to separately present historical results for each required period, including the predecessor and successor periods within Fiscal 2006, in our future filings in accordance with the Staff’s comment.

H. Christopher Owings
United States Securities and Exchange Commission

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

General

5.
Staff’s comment: We note your discussion of the percentage change in comparable store sales between periods.  In future filings please provide the dollar amounts of comparable store sales and changes in comparable store sales in each period so that an investor may have better context for understanding the importance of this operating metric.

Response:  In future filings we will provide the dollar amounts of comparative store sales and changes in comparative store sales in each period.  In response to the Staff’s comment, we included the disclosures below in our Quarterly Report on Form 10-Q for the period ended February 28, 2009, as filed with the SEC on April 14, 2009 (the “Third Quarter 10-Q”), that enables investors to determine the amount of comparable store sales dollars by dividing the comparable store sales decrease by the percentage change in comparable store sales.  We will make similar disclosures in future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Overview on page 32.

We experienced an increase in net sales for the three months ended February 28, 2009 compared with the three months ended March 1, 2008.  Consolidated net sales increased $34.0 million, or 3.4%, to $1,021.1 million for the three month period ended February 28, 2009 from $987.1 million for the comparable period last year. This increase was due to (i) an increase in net sales of $67.8 million for stores opened in 2009, (ii) an increase in net sales of $8.9 million for stores opened in 2008 that are not included in the Company’s comparative store sales, (iii) a comparable store sales decrease of $40.7 million, or 4.3%, and (iv) a decrease in net sales of $2.0 million from stores closed since the comparable period last year. From March 2, 2008 through February 28, 2009 we opened 31 net new stores. The comparable store decrease is due primarily to weakened consumer demand as a result of the contraction of credit available to consumers and the downturn in the economy.

We experienced an increase in net sales for the nine months ended February 28, 2009 compared with the nine months ended March 1, 2008.  Consolidated net sales increased $118.1 million, or 4.5%, to $2,730.5 million for the nine month period ended February 28, 2009 from $2,612.4 million for the comparable period last year. This increase was due to (i) an increase in net sales of $138.3 million for stores opened in 2009, (ii) an increase in net sales of $39.9 million for stores opened in 2008 that are not included in the Company’s comparative store sales, (iii) an increase in barter sales of $5.5 million, (iv) a comparable store sales decrease of $58.4 million, or 2.3%, and (v) a decrease in net sales of $6.7 million from stores closed since the comparable period last year. From March 2, 2008 through February 28, 2009 we opened 31 net new stores. The comparable store decrease is due primarily to weakened consumer demand as a result of the contraction of credit available to consumers and the downturn in the economy.

H. Christopher Owings
United States Securities and Exchange Commission

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Three Month Period Ended February 28, 2009 Compared With Three Month Period Ended March 1, 2008 – Net Sales on page 37

We experienced an increase in net sales for the three months ended February 28, 2009 compared with the three months ended March 1, 2008.  Consolidated net sales increased $34.0 million, or 3.4%, to $1,021.1 million for the three month period ended February 28, 2009 from $987.1 million for the comparable period last year. This increase was due to (i) an increase in net sales of $67.8 million for stores opened in 2009, (ii) an increase in net sales of $8.9 million for stores opened in 2008 that are not included in the Company’s comparative store sales, (iii) a comparable store sales decrease of $40.7 million, or 4.3%, and (iv) a decrease in net sales of $2.0 million from stores closed since the comparable period last year. From March 2, 2008 through February 28, 2009 we opened 31 net new stores. The comparable store decrease is due primarily to weakened consumer demand as a result of the contraction of credit available to consumers and the downturn in the economy.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Nine Month Period Ended February 28, 2009 Compared With Nine Month Period Ended March 1, 2008 – Net Sales on page 42

We experienced an increase in net sales for the nine months ended February 28, 2009 compared with the nine months ended March 1, 2008.  Consolidated net sales increased $118.1 million, or 4.5%, to $2,730.5 million for the nine month period ended February 28, 2009 from $2,612.4 million for the comparable period last year. This increase was due to (i) an increase in net sales of $138.3 million for stores opened in 2009, (ii) an increase in net sales of $39.9 million for stores opened in 2008 that are not included in the Company’s comparative store sales, (iii) an increase in barter sales of $5.5 million, (iv) a comparable store sales decrease of $58.4 million, or 2.3%, and (v) a decrease in net sales of $6.7 million from stores closed since the comparable period last year. From March 2, 2008 through February 28, 2009 we opened 31 net new stores. The comparable store decrease is due primarily to weakened consumer demand as a result of the contraction of credit available to consumers and the downturn in the economy.

H. Christopher Owings
United States Securities and Exchange Commission

Executive Summary, page 12

6.
Staff’s comment: Recent news reports regarding the economy and analyses of the recent difficulties in the retail, financial and credit markets have focused on the negative impact these uncertain times have had on consumer retail spending in 2008.  Further, these reports support the contention that current economic difficulties have caused and will continue to cause consumers to reduce their discretionary retail spending.  Please ensure that you discuss in detail the actions you have taken and expect to continue to take in light of the current economic environment with respect to the closure of stores, reductions in capital spending and implementation of operating expense reductions.

In addition, please revise your disclosure to provide an overview of your performance in the last fiscal year, to discuss how these trends and current economic issues are affecting your current operations as well as liquidity, and to discuss the impact you anticipate they will have in future periods.  In this regard, discuss any specific programs you have developed or will develop in order to address these trends and offset their impact on results of operations in future periods.  Refer to Item 303(a)(1)(2)(3) of Regulation S-K.  Also, for further guidance please refer to Interpretive Release Nos. 33-8350 and 34-48960 issued by the Commission in December 2003.

Response: In response to the Staff’s comment, the Company included the disclosures below in its Third Quarter 10-Q discussing the current economic environment and how that trend is impacting our business, what the Company is doing in response to that trend to offset the impact of that trend on our results of operations in future periods and the actions we have taken and expect to continue to take in light of the current economic environment with respect to the closure of stores, reductions in capital spending and implementation of operating expense reductions. The Company will include similar disclosures, updated as needed, in its future filings, including in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of its Fiscal 2009 Form 10-K.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Current Conditions on page 33

Store Openings, Closings, and Relocations. During the nine months ended February 28, 2009, we opened 33 new Burlington Coat Factory Warehouse stores (“BCF” stores) and closed three BCF stores, two of which were in locations within the same trading market as two of the new stores that we opened.  As of February 28, 2009, we operated 427 stores under the names "Burlington Coat Factory Warehouse" (409 stores), "Cohoes Fashions" (two stores), "MJM Designer Shoes" (fifteen stores) and "Super Baby Depot" (one store).  We have reduced our planned new store openings for the remainder of Fiscal 2009 and have committed to only six new lease agreements for stores to be opened during the remainder of Fiscal 2009.  In addition to the planned new store openings during the remainder of Fiscal 2009, we are planning to remodel three of our existing stores which were damaged by hurricanes in the Fall of 2008 (refer to section below entitled “Operational Growth” for further discussion regarding our store openings, closings and relocations).

H. Christopher Owings
United States Securities and Exchange Commission

We will continue to pursue our growth plans and invest in capital projects that meet our required financial hurdles. However, given the uncertainty of the economy, we have curtailed our store opening plans and prudent management of inventory and expenses will remain a strategic initiative.

Ongoing Initiatives.  We continue to focus on a number of ongoing initiatives aimed at increasing our store profitability by reducing expenses and improving our comparative store sales trends.  These initiatives include, but are not limited to:

• Reducing our cost structure in excess of $60 million during this and the last quarter of Fiscal 2009 as discussed below.

   • Reduce Store payroll costs. We introduced a new store management model during the third quarter of Fiscal 2009. This new model  was designed to provide consistent management coverage by sales volume. Also during the quarter, we began to allocate payroll to the stores based primarily on an expected sales per labor hour metric.  Finally, we began to closely monitor new hire wage rates to ensure new hires were brought in at rates commensurate with their experience. We believe these actions will allow us to run the business more efficiently without sacrificing our ability to serve our customers.

• Supply Chain efficiencies.  We continue to work on several logistics initiatives. The regional distribution model is well underway and is an effort to reduce the amount of transportation miles required to service the stores which results in reduced costs and improved service levels. The reduced costs will be realized primarily by a consolidation of distribution centers. We have also implemented a performance management program designed to drive productivity improvements within the four walls of our distribution centers. Finally, we are in the process of implementing a new warehouse management system which will allow for further improvements in productivity by providing functionality not currently available.

• In January of 2009, we executed the planned reduction of our workforce in our corporate office and stores by approximately 2,300 positions, or slightly less than 9% of our total workforce.

• Enhancing our merchandise content.  We are focused on our core female customer who shops for herself and her family. We are working toward building assortments that better address her needs – trend right, desirable brands at great everyday low prices. We will deliver exceptional values that fit within a good, better, and best pricing strategy. By reducing our emphasis on upfront and all store buys, we believe the liquidity that will be generated will allow us to take advantage of strong in-season buys.

H. Christopher Owings
United States Securities and Exchange Commission


• Refining our store experience through the eyes of the customer. We are empowering our store teams to provide an outstanding customer experience for every customer in every store, every day. We are working hard to streamline processes to create opportunities for fast and effective customer interactions. Our stores must reflect clean, organized merchandise presentations that highlight the depth and breadth of our assortments. Through proper staffing flexibility we will provide sales floor coverage during peak shopping hours to better serve the customer on the sales floor and at the check-out.

• Keeping inventory fresh through improved receipt management. This initiative is targeted to ensure that we have the right goods, in the right store, at the right time. We are working to better develop and tailor assortments to each individual market and region to address seasonal and lifestyle differences. A more consistent merchandise flow can be achieved by better aligning receipts with sales. In addition, we believe we can improve receipt management by incorporating flow, inventory turnover, and exit strategies for fashion and seasonal product into the day-to-day business process.

General Economic Conditions.  Consumer spending habits, including spending for the merchandise that we sell, are affected by, among other things, prevailing economic conditions, inflation, levels of employment, salaries and wage rates, prevailing interest rates, housing costs, energy costs, income tax rates and policies, consumer confidence and consumer perception of economic conditions.  In addition, consumer purchasing patterns may be influenced by consumers’ disposable income, credit availability and debt levels. A continued or incremental slowdown in the U.S. economy, an uncertain economic outlook or an expanded credit crisis could continue to adversely affect consumer spending habits resulting in lower net sales and profits than expected on a quarterly or annual basis.  During Fiscal 2009, there has been significant deterioration in the global financial markets and economic environment, which we believe negatively impacted consumer spending at many retailers, including us. In response to this, we have taken steps to increase opportunities to profitably drive sales and to curtail capital spending and operating expenses where prudent, including the planned reduction in excess $60 million out of our cost structure (as further described above as part of our “Ongoing Initiatives”) and the planned decrease of approximately $17 million out of our Fiscal 2009 capital expenditure plan (as further described below under the caption “Operational Growth”). We closely monitor our net sales, gross margin, expenses and working capital.  We have performed scenario planning such that if our net sales decline, we have identified variable costs that could be reduced to partially mitigate the impact of these declines.  If these adverse economic trends worsen, or if our efforts to counteract the impacts of these trends are not sufficiently effective, there could be a negative impact on our financial performance and position in future fiscal periods. For further discussion of the risks to us regarding general economic conditions, please refer to the section below entitled “Liquidity and Capital Resources” and Part II, Item 1A of this report entitled “Risk Factors.”

H. Christopher Owings
United States Securities and Exchange Commission

The Company notes that there are no plans to close any significant number of stores in light of the current economic conditions.  Stores are routinely evaluated based on their individual performance.  Decisions to keep a store open or to close a store are made as necessary based on the store’s specific operating results.  Accordingly, the Company has not disclosed any planned number of store closings.  The Company will consider additional disclosure surrounding store closings should circumstances change.

Also in response to the Staff’s comment requesting additional disclosure on how current trends and economic issues are affecting our current operations as well as liquidity, and the impact we anticipate that these trends will have on future periods, the Company disclosed the information below in the Third Quarter 10-Q.  The Company will update and include this disclosure in its future filings including its Fiscal 2009 10-K under the caption “Liquidity and Capital Resources” as part of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources on page 47

We fund inventory expenditures during normal and peak periods through cash flows from operating activities, available cash, and our ABL Line of Credit. Liquidity may be affected by the terms we are able to obtain from vendors and their factors.  Our working capital needs follow a seasonal pattern, peaking in the second quarter of our fiscal year when inventory is received for the Fall selling season. Our largest source of operating cash flows is cash collections from our customers. In general, our primary uses of cash are the opening of new stores and remodeling of existing stores, debt servicing, payment of operating expenses and providing for working capital, which principally represents the purchase of inventory.  As of February 28, 2009, we had unused availability on our ABL Line of Credit of $427.9 million.

Our ability to satisfy our interest payment obligations on our outstanding debt and maintain compliance with our debt covenants, as discussed below, will depend largely on our future performance which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.  If we do not have sufficient cash flow to service interest payment obligations on our outstanding indebtedness and if we cannot borrow or obtain equity financing to satisfy those obligations, our business and results of operations will be materially adversely affected. We cannot be assured that any replacement borrowing or equity financing could be successfully completed.

Despite the current trends in the retail environment and their negative impact on our comparative store sales, we believe that cash generated from operations, along with our existing cash and our ABL Line of Credit, will be sufficient to fund our expected cash flow requirements and planned capital expenditures for at least the next twelve months as well as the foreseeable future.  However, there can be no assurance that should the economy continue to decline that we would be able to continue to offset the decline in our comparative store sales with continued savings initiatives.

H. Christopher Owings
United States Securities and Exchange Commission

Performance for the Fiscal Year (52 weeks) Ended May 31, 2008 compared with the Fiscal Year (52 weeks) Ended June 2, 2007, page 18

7.
Staff’s comment: In future filings please provide an expanded discussion of the reasons why impairment charges were recorded for certain of your long-lived assets and intangible assets.  The factors contributing to the impairment of these assets should be discussed to provide your investors with better insight into the underlying reasons behind these impairments and a better understanding of the likelihood that such impairments would continue in the future.  You should also consider clarifying to your investors the likelihood that the factors that drove these impairments could also lead to impairments of your goodwill.

Response:  In future filings, the Company will expand its disclosures related to the reasons why impairment charges were recorded, the factors contributing to the impairment of our assets, the underlying reasons behind the impairments and the likelihood that such impairments could continue in the future.  We will also clarify the likelihood that the factors that drove these impairments could also lead to impairments of our goodwill.  In response to the Staff’s comment, we included the disclosure below in our Third Quarter 10-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations – Three Month Period Ended February 28, 2009 Compared with Three Month Period Ended March 1, 2008 – Impairment Charges – Long-Lived Assets on page 40

Impairment charges related to long-lived assets for the three month period ended February 28, 2009 was $28.1 million compared to $0.5 million during the three month period ended March 1, 2008.  The increase in impairment charges is primarily related to the decline in operating performance of 23 stores as a result of the declining macroeconomic conditions that are negatively impacting our current comparative store sales.

The recoverability assessment related to these store-level assets requires judgments and estimates of future revenues, gross margin rates and store expenses.  We base these estimates upon our past and expected future performance.  We believe our estimates are appropriate in light of current market conditions.  However, future impairment charges could be required if we do not achieve our current revenue or cash flow projections for each store.

Impairment charges related to long-lived assets recorded during the three month period ended February 28, 2009 amounted to $28.1 million.  The majority of the impairment charges are related to the impairment of favorable leases in the amount of $20.9 million related to 15 of our stores.  We also impaired $5.8 million of leasehold improvements and $1.4 million of furniture and fixtures related to 22 of our stores for the three month period ended February 28, 2009.

H. Christopher Owings
United States Securities and Exchange Commission

Impairment charges related to our long-lived assets recorded during the three month period ended March 1, 2008 amounted to $0.5 million.  Impairment charges for the three month period ended March 1, 2008 related to favorable lease assets amounted to $0.1 million (related to two of our stores).  We also impaired $0.1 million of leasehold improvements for the three months ended March 1, 2008, and $0.3 million of furniture and fixtures for the three month period ended March 1, 2008, respectively.  Impairment charges at the store level were primarily related to a decline in the operating performance of the respective stores as a result of weakening consumer demand during the period.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations – Three Month Period Ended February 28, 2009 Compared with Three Month Period Ended March 1, 2008 – Impairment Charges – Tradename on pages 40 and 41
Impairment charges related to our tradename totaled $279.3 million during the three months ended February 28, 2009.  There was no impairment related to our tradename during the three months ended March 1, 2008.  The Company has typically performed its annual impairment testing during the fourth quarter of the fiscal year.  In connection with the preparation of the Company’s Condensed Consolidated Financial Statements for the third quarter of Fiscal 2009, the Company concluded that it was appropriate to test its goodwill and indefinite-lived intangible assets for recoverability in light of the following factors:

·	Recent significant declines in the U.S. and international financial markets and the resulting impact of such events on current and anticipated future macroeconomic conditions and customer behavior;

·	The determination that these macroeconomic conditions are impacting our current sales trends as evidenced by the decreases in comparative store sales the Company is currently experiencing;

·	Decreased comparative store sales results of the peak holiday and winter selling seasons in the third quarter which are significant to our financial results for the year;

·	Declines in market valuation multiples of peer group companies used in the estimate of our business enterprise value; and

·
The Company’s expectation that current comparative store sales trends will continue for an extended period.  As a result, the Company revised its plans to a more moderate store opening plan which reduced our future projections of revenue and operating results offset by initiatives that have been implemented to reduce our cost structure as discussed in Note 1 to the Company’s Condensed Consolidated Financial Statements entitled “Summary of Significant Accounting Policies.”

H. Christopher Owings
United States Securities and Exchange Commission

The recoverability assessment with respect to the tradename used in the Company’s operations requires the Company to estimate the fair value of the tradename as of the assessment date.  Such determination is made using the "relief from royalty" valuation method.  Inputs to the valuation model include:

·	Future revenue and profitability projections associated with the tradename;

·
Estimated market royalty rates that could be derived from the licensing of the Company’s tradename to third parties in order to establish the cash flows accruing to the benefit of the Company as a result of its ownership of the tradename; and

·	Rate used to discount the estimated royalty cash flow projections to their present value (or estimated fair value) based on the risk and nature of the Company’s cash flows.

Based upon the interim impairment analysis of the tradename during the third quarter of Fiscal 2009, the Company determined that a portion of the tradename was impaired and recorded an impairment charge of $279.3 million.  This impairment charge reflects lower revenues and profitability projections associated with our tradename in the near term and lower estimated market royalty rate expectations in light of current general economic conditions. The Company’s projected revenues within the model are based on comparative store sales and new store assumptions over a nine year period.  A less aggressive new store opening plan combined with negative low single digit comparative store sales for the first two fiscal years has a significant negative impact on the valuation.  The Company believes its estimates are appropriate based upon current market conditions.  However, future impairment charges could be required if the Company does not achieve the current revenue and profitability projections, market royalty rates decrease or the weighted average cost of capital increases.

Based upon the interim impairment analysis of the Company's recorded goodwill during the third quarter of Fiscal 2009, the Company determined that there was not goodwill impairment.  The Company believes its estimates are appropriate based upon current market conditions.  However, future impairment charges could be required if the Company does not achieve its current cash flow, revenue and profitability projections or the weighted average cost of capital increases or market valuation multiple associated with peer group companies continue to decline.

We have also included similar disclosures (i) in Notes 4 and 5 to our Consolidated Financial Statements on pages 8 through 11 of the Third Quarter 10-Q; and (ii) under the caption entitled “Results of Operations for the Nine Months ended February 28, 2009 Compared With the Nine Months Ended March 1, 2008” on pages 44 and 45 in the Third Quarter 10-Q.

H. Christopher Owings
United States Securities and Exchange Commission

8.
Staff’s comment: We note your disclosure in Note 6 that during Fiscal 2008, you reclassified certain operating stores with a net fixed asset value of $30.1 million out of the line item “Assets Held for Disposal” due to the fact that there is no longer an active program to locate a buyer.  Please provide a discussion of the reasons management decided not to continue trying to locate a buyer for these stores.  We remind you that one of the primary objectives of Management’s Discussion and Analysis is to provide your investors with context around your financial statements such that your investors have a view of the company through the eyes of management.

Response:  In future filings, the Company will provide additional disclosure related to the reasons management has decided not to continue to hold an asset for sale in its Management Discussion and Analysis.  The Company had a transaction during the nine months ended February 28, 2009 that was similar to the transaction cited by the Staff in its comment.  In response to the Staff’s comment, the Company made the following disclosure in its Third Quarter 10-Q.

Note 6 to Consolidated Financial Statements – Assets Held for Disposal on page 11

During the nine months ended February 28, 2009, certain assets related to one of the Company’s stores, which were previously held for sale at May 31, 2008 no longer qualified as held for sale due to the fact that, subsequent to May 31, 2008, there was no longer an active program to locate a buyer.  Due to the deteriorating real estate market, the Company determined that it was in its best interest to no longer market this location and instead to continue to hold and use this location in the ordinary course of business.  As a result, the Company reclassified assets related to this location with a net long-lived asset value of $2.8 million out of the line item “Assets Held for Disposal” in the Company’s Condensed Consolidated Balance Sheets and into the line items “Property and Equipment, Net of Accumulated Depreciation” and “Favorable Leases, Net of Accumulated Amortization.”  The reclassification resulted in a charge against the line item “Other (Income)/Expense, Net” in the Company’s Condensed Consolidated Statements of Operations of $0.3 million during the nine months ended February 28, 2009, reflecting the adjustment for depreciation and amortization expense that would have been recognized had the asset group been continuously classified as held and used.  In addition, the Company assessed these assets for impairment and determined that no impairment charge was necessary at the time of reclassification.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations Operational Growth on page 49

From time to time we make available for sale certain assets based on current market conditions.  These assets are recorded in the line item "Assets Held for Sale" in our Condensed Consolidated Balance Sheets.  Based on prevailing market conditions, we may determine that it is no longer advantageous to continue marketing certain assets and will reclassify those assets out of the line item "Assets Held for Sale" and into the respective asset category.  Upon this reclassification, we assess the assets for impairment and reclassify them based on the lesser of their carrying value of fair value less cost to sell.

H. Christopher Owings
United States Securities and Exchange Commission

9
Staff’s comment: We note your disclosure in Management’s Discussion and Analysis in your November 29, 2008 Form 10-Q that certain markdowns which would usually be recorded during the first two quarters of that year were recorded during the fourth quarter of fiscal 2008 due to needs of the business.  Please tell us and disclose in future filings the nature of the business needs that caused the shift of these markdowns into fiscal 2008.  If this shift is due to challenging economic conditions during fiscal 2008, which are continuing during fiscal 2009, please explain why fewer markdowns were required during the first half of fiscal 2009.  Please tell us and disclose in future filings whether you expect markdowns during the last half of fiscal 2009 to increase over those recorded during the first half of 2009.

Response: In response to the Staff’s comment, the Company made the disclosures below in its Third Quarter 10-Q.  The Company will review and update the following disclosure, as necessary, in our Fiscal 200910-K.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

For the nine months ended February 28, 2009 compared with the nine months ended March 1, 2008 we experienced an increase in gross margin as a percent of sales from 38.2% to 38.6%. The improvement in gross margin is primarily due to fewer markdowns as a percent of sales and improved initial markups which are the result of lower costs associated with better and more opportunistic buying efforts.

The improvement in markdowns as a percent of sales is primarily related to our taking $16.9 million of markdowns during the fourth quarter of Fiscal 2008 which were historically taken during the first quarter of our fiscal year. The decision to accelerate markdowns into the fourth quarter of 2008 was made to stimulate sales of our summer product categories. We wanted to be priced right for the customer given the lower than planned sales trends leading up to May.

 In light of the current economic conditions, we continue to work to reduce our inventory levels in the stores.  Our efforts to date are evident in the 14% reduction in average store inventory at the end of the third quarter of Fiscal 2009 compared with the third quarter of Fiscal 2008. By managing our inventories conservatively we believe we will be better able to deliver a continual flow of fresh merchandise to our customers.   Over time, we intend to move toward more productive inventories by increasing the amount of current inventory as a percent of total inventory. This may result in us taking more markdowns as a percent of sales than prior periods, which would have a negative impact on gross margin.

H. Christopher Owings
United States Securities and Exchange Commission

In response to the Staff’s question as to whether we expect markdowns during the second half of Fiscal 2009 to increase over those recorded during the first half of Fiscal 2009, we note that based upon the nature of our business, the majority of our markdowns are permanent in nature (as opposed to point of sale or promotional markdowns).  The levels of markdown dollars are impacted by factors such as inventory levels, inventory aging, and sales trends.  Our business is seasonal in nature with the majority of our sales occurring around the holiday season (December), which occurs in our third fiscal quarter.  As a result, we will tend to have more markdowns during the last two quarters of the fiscal year than we would during the first two quarters of the fiscal year, as we attempt to liquidate merchandise after the holiday season to be properly positioned for the spring and summer seasons, which is consistent with our expectations for Fiscal 2009.  We will continue to discuss markdowns as a percent of sales compared to prior periods and their potential impact on gross margin in our future filings.

Liquidity and Capital Resources, page 22

10.
Staff’s comment:  Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost or your capital resources.  Given recent trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the facts that your primary source of liquidity is cash flows from operations.

Response: Based on the requirements of Item 303(a)(1) and (2) of Regulation S-K, the Company included the following disclosure in its Third Quarter 10-Q to address the current and potential future impact of recent trends and conditions on our liquidity and capital resources and will include appropriate disclosures in our future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 47

We fund inventory expenditures during normal and peak periods through cash flows from operating activities, available cash, and our ABL Line of Credit. Liquidity may be affected by the terms we are able to obtain from vendors and their factors.  Our working capital needs follow a seasonal pattern, peaking in the second quarter of our fiscal year when inventory is received for the Fall selling season. Our largest source of operating cash flows is cash collections from our customers. In general, our primary uses of cash are the opening of new stores and remodeling of existing stores, debt servicing, payment of operating expenses and providing for working capital, which principally represents the purchase of inventory.  As of February 28, 2009, we had unused availability on our ABL Line of Credit of $427.9 million.

H. Christopher Owings
United States Securities and Exchange Commission

Our ability to satisfy our interest payment obligations on our outstanding debt and maintain compliance with our debt covenants, as discussed below, will depend largely on our future performance which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond our control.  If we do not have sufficient cash flow to service interest payment obligations on our outstanding indebtedness and if we cannot borrow or obtain equity financing to satisfy those obligations, our business and results of operations will be materially adversely affected. We cannot be assured that any replacement borrowing or equity financing could be successfully completed.

During Fiscal 2009, there has been a significant deterioration in the global financial markets and economic environment, which we believe has negatively impacted consumer spending at many retailers, including us.  In response to this, we have taken steps to increase opportunities to profitably drive sales and to curtail capital spending and operating expenses where prudent.

As noted above under the caption “Current Conditions,” we have accelerated certain initiatives in response to the difficult economic environment which include reducing our cost structure in excess of $60 million during this and the last quarter of Fiscal 2009 through various payroll initiatives and supply chain efficiencies.  Additionally, as noted below under the caption “Operational Growth,” we have reduced our planned capital expenditures for the remainder of Fiscal 2009 by approximately $17 million.  We closely monitor our net sales, gross margin, expenses and working capital.  We have performed scenario planning such that if our net sales decline, we have identified variable costs that could be reduced to partially mitigate the impact of these declines and maintain compliance with our debt covenants.

Despite the current trends in the retail environment and their negative impact on our comparative store sales, we believe that cash generated from operations, along with our existing cash and our ABL Line of Credit, will be sufficient to fund our expected cash flow requirements and planned capital expenditures for at least the next twelve months as well as the foreseeable future.  However, there can be no assurance that should the economy continue to decline that we would be able to continue to offset the decline in our comparative store sales with continued savings initiatives.

Financial Statements, page 31

Consolidated Statements of Operations and Comprehensive Income (Loss), page 33

11.
Staff’s comment:  We note your disclosure under the caption Revenue Recognition on page 41  that on December 29, 2007 you discontinued assessing a dormancy service fee on your inactive store value cards and began recognizing store value card breakage income.  We note that while you previously classified dormancy fee income as Other Revenue, or within operating revenues, you have classified breakage income in the line item “Other Income, Net” which appears to be a non-operating category of income.  Please revise future filings to reclassify breakage income to be included in operating income since it appears to clearly relate to your ongoing operations, or provide an explanation of why you believe it is properly classified in other income, net.  In this regard, we read in Note 12 at the bottom of page 50 that you do not consider breakage income to be part of your revenues, but it is unclear to us how the substance of breakage income differs from the substance of dormancy service fees such that breakage income would qualify as non-operating income.

H. Christopher Owings
United States Securities and Exchange Commission

Response: The Company believes that breakage income is properly classified within the line item “Other Income, Net” in our consolidated financial statements.   “Other Income, Net” is included in “Total Costs and Expenses” in our Statements of Operations.  While we present “Income (loss) before provision (benefit) for income taxes”, we do not present a separate “Operating income (loss)” line item in our Statements of Operations.

As disclosed in Note 12 to the Consolidated Financial Statements – Store Value Cards in our Form 10-K;

…beginning in September of 2007 to December 29, 2007, if a store value card remained inactive for greater than 13 months, the Company assessed the recipient a monthly dormancy service fee, where allowed by law, which was automatically deducted from the remaining value of the card.

The monthly dormancy service fee was based upon the terms and conditions of our gift card program as stated on the back of our gift cards.  Due to the contractual nature of these monthly dormancy service fees, dormancy fee income was considered an operating revenue item by the Company as it was a set monthly dollar amount per card that was based on the passage of time as a result of gift cards previously purchased.  Once the monthly dormancy service fee was assessed, the customer lost the benefit of using that amount of their gift card and therefore that portion of the deferred revenue liability was extinguished.  We concluded it was appropriate to recognize the monthly service fees in revenue when earned, which was at the point that we were legally released from our obligation to the customer.

As disclosed in Note 12 to the Consolidated Financial Statements – Store Value Cards in our Form 10-K;

Early in Fiscal 2008, the Company determined it had accumulated adequate historical data to determine a reliable estimate of the amount of gift cards that would not be redeemed.  The Company formed a corporation in Virginia (BCF Cards, Inc.) to issue the Company’s store value cards commencing December 29, 2007.  In connection with the establishment of BCF Cards, Inc., the Company recorded $4.7 million of store value card breakage income in the line item “Other Income, Net” in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) because it is not considered part of the Company's revenues.

H. Christopher Owings
United States Securities and Exchange Commission

As disclosed in Note 15 to the Condensed Consolidated Financial Statements – Store Value Cards in our Third Quarter 10-Q;

For the nine and three months ended February 28, 2009, the Company recorded $2.3 million and $0.8 million, respectively, of store value card breakage income compared with $4.7 million recorded during the nine and three months ended March 1, 2008.  The decrease in breakage income is attributable to the Company initially recording breakage during the three months ended March 1, 2008 which included cumulative breakage income related to store value cards issued since the introduction of the store value card program.

In determining the appropriate classification and recording of breakage income, we considered certain interpretive positions taken by members of the Office of the Chief Accountant.  Specifically, Randolph Green (Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission) discussed the classification of breakage income noting that amounts recognized should be reported as a gain and not be recorded as revenue.  This is consistent with our accounting classification in “Other Income, Net”.

At the AICPA Annual National Conference on Current SEC Developments in December of 2002, Randolph Green addressed the concept of breakage. Mr. Green stated that the recognition of breakage may be appropriate if a vendor can demonstrate that it is remote that a customer will require performance. Mr. Green further noted that this conclusion should be supported by analysis of a large, homogenous population of transactions which provide the ability to reasonably and objectively determine the amount of breakage. In addition, Mr. Green discussed the classification of breakage noting that generally amounts recognized as breakage should be recorded as a gain and not as revenue. This is consistent with our accounting classification in “Other Income, Net”.  We believe that the comments made by Mr. Green were corroborated by Pamela R. Schlosser (Professional Accounting Fellow, Office of the Chief Accountant, U.S. Securities and Exchange Commission) in her comments on breakage at the 2005 AICPA Conference on Current SEC and PCAOB Developments.

Breakage income is not material to our consolidated financial statements and is not expected to be material to our consolidated financial statements in future periods.  Should the amount become material in future periods, we will evaluate our future disclosures to ensure that they are appropriate.  We do not view breakage income from gift cards as being the result of activities that constitute our ongoing major or central operations as discussed in FASB Concepts Statements No. 6.  Breakage income is an accounting estimate based upon historical information of the amount of gift cards that will not be redeemed by customers, which is a function of consumer behavior.  Therefore, we have concluded that it is appropriate to classify breakage income in “Other Income, Net” in our consolidated financial statements, which is a component of our Total Costs and Expenses in our Statements of Operations.

H. Christopher Owings
United States Securities and Exchange Commission

Item 10. Directors, Executive Officers and Corporate Governance, page 76

Audit Committee, page 77

12.	Staff’s comment: Please explain why you do not have an audit committee financial expert. Refer to Item 407(d)(5)(i)(C) of Regulation S-K.

Response: As set forth in the Form 10-K, the Company’s Board of Directors has determined that each of its Audit Committee members is financially literate.   However, as the Company is now privately held and controlled by affiliates of Bain Capital, the Company’s Board of Directors has determined that it is not necessary to designate one or more of the Company’s Audit Committee members as an “audit committee financial expert” at this time.  Moreover, as each of the Bain delegates on our Board of Directors has substantial financial experience, it would be superfluous to identify one or more of the members of the Audit Committee as the financial expert.

Item 11. Executive Compensation, page 78

Mix of Total Compensation – Annual Incentive Awards, page 80

13.
Staff’s comment:  We note that you have not disclosed the EBITDA target and threshold EBITDA established in connection with the annual incentive awards for which your named executive officers are eligible.  Please disclose or, to the extent you believe disclosure of the target and threshold is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: Instruction 1 to Item 402(b) of Regulation S-K states that the “purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” Item 402(b)(1) states that the Compensation Discussion and Analysis “shall explain all material elements of the registrant’s compensation of the named executive officers.” Further, Item 402(b)(2) of Regulation S-K states that “the material information to be disclosed under [Compensation Discussion and Analysis] will vary depending upon the facts and circumstances,” and provides examples of such information that “may” be included in a given case. Thus, the rules governing the Compensation Discussion and Analysis only require disclosure of performance goals to the extent material.  The Company does not believe that disclosure of the EBITDA target and threshold EBITDA established in connection with the Company’s Management Incentive Bonus Plan (the “Bonus Plan”) for Fiscal 2008 is necessary to an investor’s understanding of the Company’s compensation in Fiscal 2008 because, as disclosed on page 81 of the Form 10-K, the threshold EBITDA level was not achieved. As a result, bonus payments were not made in respect of Fiscal 2008 under the Bonus Plan. The Company does not believe that a reasonable stockholder would consider the EBITDA target and threshold EBITDA established in connection with the Bonus Plan important in his or her understanding of the Company’s incentive compensation scheme in Fiscal 2008, because the Bonus Plan resulted in no cost to the Company or its stockholders in respect of that year.  Moreover, although bonuses were in fact not paid to our named executive officers under the Bonus Plan for Fiscal 2008, if the targets had been achieved, such payments, if made, in the aggregate would be immaterial for purposes of our financial statements.

H. Christopher Owings
United States Securities and Exchange Commission

We note that, pursuant to principles of general corporate law, our Board of Directors has broad discretion in making decisions regarding compensation including, without limitation, granting awards under the Bonus Plan absent attainment of the threshold EBITDA level.  However, for Fiscal 2008, our Compensation Committee did not exercise discretion in granting awards under the Bonus Plan absent attainment of the threshold EBITDA level.

Compensation Committee Interlocks and Insider Participation, page 90

14.
Staff’s comment:  We note the relationships and transactions that you have disclosed in Item 13 of the Form 10-K.   Please revise the section caption “Compensation Committee Interlocks and Insider Participation” to include descriptions of any such relationships and transactions that involve Messrs. Bekenstein and Hitch, if applicable.  Refer to Item 407(e)(4)(i)(c) of Regulation S-K.

Response: Messrs. Beckenstein and Hitch are non-employee directors and are neither eligible for any compensation nor receive any compensation or other award from the Company or any of its subsidiaries.  No employee of the Company has any authority over any compensation received by Messrs. Beckenstein and Hitch as members of Bain Capital Partners (“Bain”) or any of the investment partnerships managed by Bain.  In connection with Bain’s acquisition of the Company in 2006, the Company entered into an advisory agreement with Bain pursuant to which the Company receives management and consulting services and financial and other advisory services.  This arrangement (including the fees payable thereunder) is described in further detail in Item 13 (“Certain Relationships and Related Transactions, and Director Independence”) of the Form 10-K.

Item 14. Principal Accountant Fees and Services, page 96

Fees Paid to the Principal Accountant – 2008 and 2007, page 98

15.
Staff’s comment:  Please confirm that you have excluded from the table the category “Audit-Related Fees” because there were no such fees to report.  We note that you had no fees to report under the categories “Tax Fees” and “All Other Fees,” but that those categories were included in the table.  Refer to Item 14 of Form 10-K.

H. Christopher Owings
United States Securities and Exchange Commission

Response: The Company confirms that it excluded the category “Audit Related Fees” from the table captioned “Fees Paid to the Principal Accountant — 2008 and 2007” on page 98 because there were no such fees to report.  We will include line items in the table for each category of fees in future filings even if there are no such fees to report.

Item 15. Exhibits and Financial Statement Schedules, page 98

16.	Staff’s comment: Please file the Stockholders Agreement between you and your stockholders as an exhibit to the Form 10-K. Refer to Item 601(b)(4) of Regulation S-K.

Response:  The Stockholders Agreement is an agreement among Burlington Coat Factory Holdings, Inc., a Delaware corporation, which is the parent corporation of Burlington Coat Factory Investments Holdings, Inc., and the stockholders of Burlington Coat Factory Holdings, Inc.  Burlington Coat Factory Holdings, Inc. is not a filing party, and its stockholders agreement is not a document involving Burlington Coat Factory Investments Holdings, Inc.  However, in deference to the Staff’s request, the Company has determined to file such document as an exhibit to the Fiscal 2009 10-K.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

H. Christopher Owings
United States Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (609) 387-7800, extension 1255.

Sincerely,

/s/ Marc Katz
Name: Marc Katz
Title: Executive Vice President - Chief Accounting Officer

/s/ Todd Weyhrich
Name:  Todd Weyhrich
Title:  Executive Vice President – Chief Financial Officer

cc:           Sondra Snyder, Staff Accountant
Lilyanna L. Peyser, Attorney-Adviser